Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the SkyWest, Inc. Employees’ Retirement Plan of our reports (a) dated March 9, 2006, with respect to the consolidated financial statements and schedule of SkyWest, Inc., SkyWest, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SkyWest, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2005 and (b) dated June 27, 2005, with respect to the financial statements and schedule of the SkyWest, Inc. Employees’ Retirement Plan included in the Plan’s annual Report (Form 11-K), for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah
April 17, 2006